

Mail Stop 3561

November 2, 2006

Mr. Frank G. Vitrano
President and Chief Financial Officer
Pathmark Stores, Inc.
200 Milik Street
Carteret, New Jersey 07008

      Re: Pathmark Stores, Inc.
              Form 10-K for the Fiscal Year Ended January 28, 2006
              Filed April 7, 2006
              File No. 1-05287

Dear Mr. Vitrano:

      We have reviewed the responses in your letter filed on August 24, 2006 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended January 28, 2006

Financial Statements, page 27

Notes to Consolidated Financial Statements, page 31

Note 1. Significant Accounting Policies, page 31

1.   We have reviewed your response to prior comment 3. In future filings, please disclose that you consider real estate gains and losses to be a normal part of your ongoing operations where you discuss the impact of these transactions on your results of operations.

Note 27. Quarterly Financial Data (Unaudited), page 61

2.	We have reviewed your responses to prior comments 5 and 8. Please explain to us how you determined that the LIFO charge measure you present is not a normal recurring expense prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K. In this regard, we expect any adjustments to inventory to be normal, recurring expenses to be accounted for as cost of goods sold. Absent compelling evidence to the contrary, we would expect you to remove the presentation of this measure in all future filings on Forms 10-K, 10-Q and as a part of your adjusted EBITDA measures presented in Forms 8-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief